September 19, 2005


Mail Stop 4561

Mr. Robert N. Crouch II
Executive Vice President and Chief Financial Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, TX  75234

Re:	Income Opportunity Realty Investors, Inc.
	Form 10-K for the year ended December 31, 2004
	Filed March 31, 2005
      File No. 001-14784

Dear Mr. Crouch:

      We have reviewed your response letter dated July 18, 2005 and related amendments and have the following additional comments.
These
comments require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2003
Form 10-K/A for the year ended December 31, 2004
Form 10-Q/A for the quarter ended March 31, 2005

1. Amend to include the certifications required by Exchange Act
Rules
13a-14(a) and 15d-14(a).

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2. Please revise the reports of independent registered public accounting firm on pages 26 of the Form 10-K/A for the year ended December 31, 2003 and pages 30 and 31 of the Form 10-K/A for the year ended December 31, 2004 to include the city and state where issued.
Refer to Item 2.02(a) of Regulation S-X.

Note 5 - Notes and Interest Payable

3. We have read your proposed disclosure provided to us in response to prior comment 2 to address the terms of your obligations to Metra as it relates to your accounting treatment under SFAS 66. Please amend to include the enhanced disclosure.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief

Mr. Robert N. Crouch II
Income Opportunity Realty Investors, Inc.
September 19, 2005
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